

August 8, 2024

Chan Choon Yew Lester
Chief Executive Officer
GrowHub Limited
60 Paya Lebar Road
#12-37 Paya Lebar Square
Singapore 409051

> **Re: GrowHub Limited**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted July 25, 2024**
> **CIK No. 0002024114**

Dear Chan Choon Yew Lester:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 12, 2024 letter.

Draft Registration Statement No. 2 on Form F-1

Platform Subscription Revenue, page 43

1.   We note your response to prior comment 6. Please revise to disclose how your platform is enabled for Web3. For example, clarify if the platform is solely compatible with Web3 or is it constructed in such a way that features of Web3 are merely available through the platform.

Non-GAAP financial data (unaudited), page 45

2.   We note your response to prior comment 8. Since inventory write-offs are considered a normal operating expense, this amount should not be added back as an adjustment to your

Non-GAAP measures. Refer to Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In addition, the inventory write-offs were reporting in both 2023 and 2022 which is recurring.

Anti-counterfeit solution, page 57

3.   Please revise your disclosure to clarify that "the entire supply chain" is not monitored through the GrowHub Platform. Based on your disclosure, it appears that only QR coded items that are scanned are included in the GrowHub Platform.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

4.   We have reviewed your response to prior comment 7 explaining why you do not present any expenses as cost of revenue. As presented, your gross profit is not computed with a fully-burdened cost of revenues. As such, allocate the appropriate expenses to cost of revenues or remove gross profit from your statement of operations.

Notes to Consolidated Financial Statements
Note 6 - Intangible assets, net, page F-16

5.   We note your expanded disclosure in response to prior comment 19. Please expand upon this disclosure to explain the benefits included in the ownership right to execute the Peel Agri-Innovation Project. In addition, disclose how you acquired this ownership right (i.e., stock or cash).

Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jeff Kauten at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Lawrence Venick